May 26, 2005

Via Facsimile (401) 435-7171 and U.S. Mail

Ms. Barbara J. Dreyer
Treasurer
Capital Properties, Inc.
100 Dexter Road
East Providence, Rhode Island 02914

Re:	Capital Properties, Inc.
Schedule 14D-9 filed May 16, 2005
      File No. 5-06037

Dear Ms. Dreyer:

      We have reviewed the above-referenced filing and have the following comment.
Item 3. Past Contacts, Transactions, Negotiations and Agreements
1. Expand the disclosure to explain the nature of the communications between the parties rather than referring to the exhibits.
Closing Comments
      As appropriate, please amend your document in response to this comment. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* It is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

      Please direct any questions to me at (202) 551-3345.


      						Sincerely,



							Michael Pressman
							Office of Mergers
and Acquisitions

May 26, 2005
Page 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE